Mail Stop 4561

October 26, 2006

Edward A. Foster
Chief Executive Officer
Identica Holdings Corporation
6807 S. MacDill Avenue
Tampa, Florida 33611

>   **Re: Identica Holdings Corporation**
>   **Registration Statement on Form SB-2**
>   **Filed on September 29, 2006**
>   **File No. 333-137710**

Dear Mr. Foster:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   We note your reference to a request for confidential treatment for parts of Exhibit 10.3 in the exhibit index on page II-3. However, we have not received a request for confidential treatment relating to this agreement. If you intend to file such a request, please note that you must resolve all comments on such a request prior to requesting effectiveness of this registration statement.

2.   Please note that all dollar amounts disclosed in the prospectus should be
        denominated in U.S. dollars. In this regard, we note numerous references to
        contractual arrangements denominated in Canadian Dollars, with no conversion to
        domestic currency provided. Please revise.

3.   We note your statement that the selling security holders will be offering your
        shares at a price ranging between $0.15 and $0.70 per share. Clarify whether the
        shares will be offered at a specific price that will be selected from this range. As
        there is no existing public market for your securities, the shares must initially be
        offered at a fixed price. Additionally, it is not clear that you are eligible to omit
        pricing information pursuant to Rule 430A because, in part, you have not
        included the undertaking found in Item 512(f) in your Part II information. Please
        provide us a detailed legal analysis on your ability to rely on Rule 430A to omit
        pricing information.

4.   We also note the disclosure in the second paragraph on your cover page, which
        states that selling security holders may offer to sell their shares at fixed prices, at
        prevailing market prices, at varying prices or at negotiated prices until your shares
        are quoted on the OTCBB. Please revise the outside front cover page of the
        prospectus to clarify:

        "The selling shareholders will sell at a price of $x.xx (or a range) per share until
        our shares are quoted on the OTC Bulletin Board and thereafter at prevailing
        market prices or privately negotiated prices."

        Additionally, revise throughout your document to ensure that any reference to
        shares being offered at negotiated prices or by other means, is revised to refer to
        the initial price or range at which you will sell your shares. Finally, your
        registration fee should be calculated based upon this initial price (or maximum
        price of the range). Please revise your calculation of registration fee table
        accordingly.

Cover

5.   Please eliminate these unnecessary details from the cover page. For example, you
        should revise the three lines under the company name to simply state that
        25,041,340 shares of common stock are being offered, since you repeat the
        information on the types securities held by the selling security holders in the first
        paragraph.

Inside Cover Page

6.   Revise to provide the dealer prospectus delivery obligations pursuant to Item 502(b) of Regulation S-B.

7.   Revise your Table of Contents to delete the references to Part II information, as those sections of the registration statement are not part of the prospectus.

8.   Delete the last sentence on this page, as it is clear to investors to whom those terms refer.

Summary, page 1

9.   Your summary should contain a brief overview of the key aspects of your offering and balanced disclosure about your company. Please expand your disclosure to note the going concern opinion expressed by your auditors, your net losses since inception, and your accumulated deficit of ($1.6 million). You should also clarify the geographic region in which you hold a license to distribute the Vascular Pattern Recognition Scanner technology. Explain to investors the geographic areas where you conduct your operations and from which you derive your revenues, and provide quantitative information concerning the concentration of your revenues from these geographic areas. .

10.   Here and throughout the prospectus, you refer to marketing arrangements with OEMs, resellers and integrators. However, we were unable to ascertain the details of your arrangements with any of these partners from your disclosure. Your disclosure does not indicate your level of reliance on these partners or the amount of revenues attributable to such partners. In all appropriate sections of the prospectus, revise to state the specific nature of your relationship with these various entities, quantify the importance of these entities to your business and revenues, and tell us if you are substantially dependent upon your relationship with one or a few of these entities. With respect to the reference to "informal arrangements with the leading suppliers", concisely describe the nature of the informal arrangements and tell us why those arrangements are of sufficient importance to warrant a reference in the prospectus summary. Clarify how these arrangements differ from a routine customer-supplier relationship that the supplier offers to any customer.

11.   Provide a brief overview of your current corporate structure, including your significant subsidiaries, your ownership interest in each significant subsidiary and the functions or activities performed by each such subsidiary.

Risk Factors, page 2

12.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[f]luctuations in foreign currency exchange rates could affect our financial results" and "[o]ur ability to compete will be harmed if we are unable to adequately protect our territorial exclusivity." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, results of operations or financial condition, the subheading and text of the risk factor should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

Risks Relating to Our Company and Our Industry

We have incurred operating losses … page 4

13.   Revise the subheading of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern, and state the resulting risk of this circumstance to investors. The textual paragraph should be expanded to alert investors that the financial statements do not include any adjustments that that might result from the uncertainty as to whether the company will continue as a going concern.

We require additional financing … page 4

14.   Revise the text to state whether your cash on hand and contractually committed capital are sufficient to fund your planned operations for a period of no less than 12 months from the date of the prospectus. Revise the subheading of the risk factor quantify the minimum dollar amount needed to fund your anticipated operations for a minimum period of 12 months from the effective date of the registration statement.

Fluctuations in foreign currency…, page 4

15.   Revise to quantify the percentage of total revenues generated from non-U.S. markets during the periods presented in the prospectus. Similar revisions should be made in the first risk factor on page 5.

Our ability to compete will be harmed if we are unable to…, page 5

16.   Revise to state the geographic territory for which you have exclusive license to distribute the Vascular Pattern Recognition Scanner.

We rely on the services of our key personnel…, page 5

17.   We note that Messrs. Foster and Wheeler contract their services to you through consulting firms managed by them. Revise to quantify the minimum percentage of working time that these officers will devote to the management of the company.

18.   As it does not appear that your officers and directors have any experience or expertise in the management of a public company, add risk factor disclosure regarding the risks to your business and to potential investors from the fact that your management will be responsible for both establishing and maintaining all disclosure controls and internal controls over financial reporting requirements for your business.

If our strategic partners do not effectively… page 6

19.   Revise to state the historical rates at which third parties have assisted in marketing, selling and distributing your products. Tell us if you materially dependent upon your relationship with any of these third parties.

Selling Security Holders, page 9

20.   Revise to describe the transactions whereby the shares to be resold were issued in materially complete terms. Disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and/or warrants to purchase shares received by them, or cross-reference to a section of the prospectus that contains such disclosure. See Item 507 of Regulation S-B.

21.   Please review your footnote disclosure and revise as necessary to ensure that investors can determine the extent to which the shares owned by or offered by selling shareholders are currently held by them or would be acquired upon exercise or conversion of outstanding exercisable or convertible securities held by them. Please revise footnote (26) to explain why it applies to security holders not named in the footnote or to cross-reference to a section of the prospectus that provides such information.

22.   Please confirm that Spartan Securities Group is the only selling security holders
        that is a registered broker-dealer. Please revise your disclosure to identify all the
        selling security holders are affiliates of a broker-dealer. If any of them are within
        these categories, provide appropriate details in that respect.

23.   We note that Spartan Securities Group is an underwriter. Tell us whether the
        compensation to be paid to that registered broker-dealer in the proposed offering
        has been reviewed by the NASD, or if you do not believe that the compensation is
        required to be reviewed, please tell us the basis of that conclusion.

Directors, Executive Officers, Promoters and Control Persons, page 17

24.   Revise to provide disclosure regarding Messrs. Wheeler's and Wiseberg's
        business experience for the past five year pursuant to Item 401(a)(4) of
        Regulation S-B. Your disclosure should provide information about a complete,
        continuous five-year period, not portions of that period.

Security Ownership of Certain Beneficial Owners and Management, page 18

Shareholders' Agreement, page 20

25.   Your disclosure in this section is unclear. For example, you state in the first
        paragraph that certain of your affiliates "agreed not to sell their shares for 12
        months" commencing from the time your shares are posted on the OTCBB.
        However, the next sentence describes the manner in which such shareholders can
        sell shares after 6 months. Similar seemingly contradictory disclosure in found in
        the second paragraph relating to restriction on other security holders who
        participated in your first private placement. Indicate when the selling
        shareholders will be able for begin selling shares under the registration statement
        and clarify whether the company will waive the six and 12 month lockup
        arrangements.   Please revise to clarify or advise.

Description of Securities, page 21

26.   You refer to notes sold in the United States on November 25, 2005, in an offering
        relying upon the private placement exemption, as well as to notes sold on
        November 29, 2005 in Canada in reliance upon a Canadian exemption from
        registration. Please clarify whether the two classes of notes are identical, and if
        not please describe the differences between the two classes of securities.
        Similarly, indicate whether the warrants issued in each of these transactions
        identical, and if not, explain how they vary.

Description of Business, page 23

27.   We note your references to statistical data from third part sources, such as
        International Biometrics Group. Please provide us with the relevant portions of
        the industry research reports you cite. To expedite our review, please clearly
        mark each source to highlight the applicable portion or section containing the
        statistic and cross-reference it to the appropriate location in your prospectus.
        Also, supplementally tell us whether all or any of the reports were prepared for
        you. If the source you cite publicly available, please explain the nature of the
        availability and the amount of any payment that is required to obtain the
        information. Please also revise your disclosure to set forth the date of each report
        referenced or from which you cite data.

Organization within Last Five Years, page 23

28.   Please organize this section to provide the background that investors need to
        understand how significant prior corporate developments and transactions led to
        your current corporate structure. Describe the purposes of the acquisitions of
        American Biometrics and Security, Inc., and of assets and liabilities of eRoom
        System Services, Inc. Concisely explain the effect that each of these acquisitions
        had on your company. For example, clarify whether the company acquired the
        rights to distribute the Techsphere products in the United States as a consequence
        of the American Biometrics transaction, and concisely describe the nature of
        those products. Describe the assets and liabilities acquired from American
        Biometrics eRoom, as well as the terms of the eRoom acquisition. In your
        response letter, tell us the nature and significance of the assets and liabilities of
        American Bometrics and eRoom that were not acquired in the respective
        transactions.

29.   Provide support for each of the claims made in this section regarding the
        performance of your products, the evaluation of those products by other entities,
        and the status of entities to which reference is made. For example, you refer to
        HID as "the world's premier proximity and smart card vendor."   Explain the
        basis upon which this statement is made.   Describe the manner in which HID
        recognized that your smart card solution will greatly enhance its sale of smart
        cards, and provide support for this description of its conclusions.   Confirm to us
        that HID has reviewed these statements and concurs with the text you provide.
        Describe the specific nature of your "strategic partnership" with Johnson Controls
        and Lockheed Martin, and provide quantitative information that will inform
        investors regarding the extent of your relationship with those entities.

30.   On page 31 you refer to agreements with Mr. Tarek and Clayden concerning their
        salaries, expenses and participation in company profits. As Messrs. Tarek and

Clayden are no longer employed by the company, clarify the ongoing effect of these compensation arrangements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

31.   Consider expanding the "Overview" section to provide a more complete picture of management's perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company's executives focus on in evaluating financial condition and operating performance. Identify factors considered by management in assessing the strength or weakness of your business. Explain the material operations, risks and challenges facing your company and how management is dealing with these issues. Refer to Release 33-8350 on our website at www.sec.gov.

32.   You indicate that you introduced your products to various customers listed in the second paragraph on page 33. In your response letter, tell us the dollar amount of revenues recognized as a result of sales to each of those customers. In the prospectus, clarify whether the customers you list currently use your products. To the extent that the

33.   We note your disclosure under the heading "Plan of Operation." However, you should significantly revise your disclosure in this section to discuss the historical and current financial situation of your business. We note your statement that your products have been "specified" by several customers and installed for other customers. Please tell us the criteria used for selecting the customers identified throughout the prospectus. Each customer group named should be based on neutral criteria and all customers fitting such criteria should be included. Please note that naming customers or partners based solely on name recognition is generally inappropriate.

Plan of Operation, page 33

34.   Given your currently liquidity position and your disclosure that you will need $1.5 million to fund planned operations through July 31, 2007, please revise this section to clarify the priority of your plan of operations and the changes required to such plan if you are unable to obtain the necessary capital.

Summary of Significant Accounting Policies, page 34

35.   Your discussion appears to be a recitation of your summary of significant accounting policies in the notes to your financial statements. Revise your

discussion to disclose your critical accounting estimates. We refer you to the guidance of Section V of SEC Interpretive Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Results of Operations, page 39

36.   In your discussion of the results of operations throughout your MD&A section, you refer factors that contributed to material changes in revenues, cost of sales and operating expenses. However, your discussion does not provide a complete analysis explaining the underlying reasons for or implications of these changes. For example, your discussion on page 41 indicates that revenue increased due to sales of your products and services. However, your discussion only explains why product revenue increased; i.e. due primarily to the introduction of the Vascular Recognition Scanner "S" series and the Universal Controller model 2 products. Your discussion should also address the reasons underlying the increase in service revenue. Further, to the extent you have identified an underlying reason for a material change (such as the introduction of a new product), your analysis should quantify the impact of that reason to provide a thorough analysis of the change. Additionally, your discussion should disclose the extent to which you have identified material trends. We refer you to Section III.B.3 and 4 of SEC Interpretive Release 33-8350. Revise your results of operation discussion throughout your MD&A discussion accordingly.

37.   We note from your disclosure on page 24 that you purchased some of the assets and assumed some of the liabilities of American Biometrics and Security Inc. and the operating assets and liabilities of eRoom System Services, Inc. in April 2005 and September 2005, respectively. Please revise your results of operations discussion to disclose the effects of these acquisitions on your revenues and expenses for the year ended December 31, 2005 and for the six months ended June 30, 2006.

Results of Operations, page 40

38.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change between periods were not disclosed. For instance, your disclosure on revenue and total operating expenses do not quantify each source that contributed to the changes noted. What changes were involved in the "scaling up" of U.S. operations? Disclose material factors in such changes, such an increase in employees, salaries or overhead. See Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Please revise.

39.   Please note that your disclosure in this section should be management's
        discussion of both your results of operations and your current liquidity position.
        Your current disclosure is merely a repetition of information easily discernable
        from the face of your balance sheet and statement of cash flows. Revise your
        disclosure to discuss known or expected trends in your business and results of
        operations that will enable potential investors to better understand and assess your
        financial condition. In concrete terms, refer to specific events or developments
        that materially affected your business and the financial results in each of the
        periods discussed, and that explain variances from one period to the next.

Research and Development, page 40

40.   We note your disclosure that you "had no research and development expenses
        eligible for capitalization in accordance with GAPP." Please clarify the meaning
        of this disclosure. We further note that you have not reported research and
        development expense on your consolidated statement of operations. Tell us how
        you considered the disclosure requirement of paragraph 13 of SFAS 2. In this
        respect, revise to disclose research and development expenses in all periods
        presented in both MD&A and the notes to the financial statements, if necessary.

Liquidity and Capital Resources, page 43

41.   You should revise this section to provide a meaningful discussion of your
        liquidity and capital resources. Disclose the current rate at which you are using
        capital in operations and indicate whether your current capital resources plus
        additional capital contractually committed to you is sufficient to fund your
        planned operations for a period of no less than twelve months from the date of the
        prospectus. To the extent you do not have sufficient capital to fund your current
        operations and plans for expansion of operations for the twelve-month period,
        disclose the minimum amount of additional capital you will need to obtain to fund
        planned operations for that period. Describe how you plan to obtain any such
        funds and also describe the effects on your business activities in the event you are
        not able to raise capital that must be obtained to fund any portion of twelve
        months of operations from the effective date.

42.   We note that your discussion does not encompass changes in financial condition
        for each of the last 2 fiscal years. In this regard, we note from your statements of
        cash flow, material variations in depreciation and your working capital accounts
        that warrant discussion. Revise to disclose changes in financial condition for all
        periods presented pursuant to Item 303(b)(1) of Regulation S-B.

43.   We note your disclosure, "the $750,000 credit line provided to us from Marchco
        Management Inc. will not be sufficient to satisfy our cash requirements through
        the next 12 months." We further note the related loan document attached as
        exhibit 4.11 to Form SB-2 and have the following comments:

        ▪   The promissory note in exhibit 4.11 does not indicate a maturity date but
            rather makes reference to a separate loan agreement which defines maturity
            date and other significant loan terms; however, that loan agreement does not
            appear to be attached as an exhibit to Form SB-2. Revise to attach the loan
            agreement as an exhibit in your next amendment.

        ▪   Revise your disclosure to summarize significant terms of the loan agreement,
            such as any collateral securing the loan or financial or other covenants
            imposed on the Company by the lending institution.

        ▪   Your disclosure does not indicate how much, if any, of the credit line has been
            utilized as of the most recent interim period. Revise to disclose any
            outstanding balance under the credit line.

44.   Your disclosure on page 43 indicates the credit line from Marcho Management
        Inc. will not be sufficient to satisfy your cash requirements for the next twelve
        months, but does not disclose how you plan to satisfy your cash requirements for
        the next twelve months or the potential impact of not obtaining such cash. Revise
        to disclose the Company's plan and the consequences of not executing the plan
        similar to the discussion on pages 33 and 34.

Certain Relationships and Related Transactions, page 44

45.   Expand this section to state the dollar amount paid in each related party
        transaction for each of the years ended December 31, 2004 and 2005, as well as
        for the most recent interim period for which financial statements are presented in
        the next amendment.

46.   Provide a description of the "continued services provided to us by Faward," as
        referenced in the eighth paragraph on page 44.   Indicate when the services were
        performed and describe the nature of any agreement to provide future services in
        exchange for the securities issued. Provide similar information with respect to the
        services provided by 1462869 Ontario, Mr. Wiseberg, Mr. Cruz, Mr. Rego and
        Mr. Wright.

Executive Compensation

Summary Compensation Table, page 47

47.   Please refer to Item 601(b)(10)(ii)(A) of Regulation S-B. Note that all oral
       arrangements with your named executive officers, regarding compensation
       amounts, should be described in writing, and each such written description should
       be filed as an exhibit to the registration statement.

Where You Can Find More Information, page 48

48.   Please note that our address has changed. The Public Reference Room is now
       located at 100 F Street, NE, Room 1580, Washington, DC 20549.

Consolidated Financial Statements as of and for the years ended December 31, 2005 and
2004

Report of Independent Registered Public Accounting Firm, page -1-

49.   We note that your audit report was signed by an audit firm based in Toronto,
       Canada. Please tell us how you concluded that it is appropriate to have an audit
       report issued by an auditor licensed outside of the United States. In accordance
       with Article 2 of Regulation S-X, we believe that the audit report of a registrant
       (that is not a foreign private issuer) should ordinarily be rendered by an auditor
       licensed in the United States. Further guidance may be found in Section 5.K of
       "International Reporting and Disclosure Issues in the Division of Corporation
       Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/
       internatl/cfirdissues1104.htm#P442_69217. Please tell us (1) where the majority
       of your revenues are earned, (2) where the majority of your assets are located, (3)
       where your management and accounting records are located and (4) where the
       majority of the audit work is conducted. We may have further comments.

Consolidated Statements of Operations, page -3-

50.   We note that the weighted-average number of common shares outstanding during
       fiscal year 2004 of 16,538 does not appear to retroactively adjust for your 30,000
       for 1 stock spilt effected during 2004. We refer you to paragraph 54 of SFAS
       128. Revise your fiscal year 2004 weighted-average shares outstanding and basic
       and diluted loss per share as appropriate. In addition, ensure all share amounts
       presented in your consolidated statements of stockholders' deficit and elsewhere
       in your filing are provided on a retroactive basis.

Consolidated Statement of Cash Flows, page -6-

51.   The amounts reported as the effect of exchange rates on cash appear to correspond directly to the foreign currency losses you recorded on your consolidated statements of operations for each year presented. Tell us how your computation of foreign currency cash flows complies with paragraph 25 of SFAS 95. As part of your response, provide a reasonably detailed summary of your foreign currency cash balances and the exchange rates applied.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

e) Revenue Recognition, page -9-

52.   We note that your revenue recognition policy indicates you recognize revenue upon the shipment of goods and completion of the other basic criteria under SAB No. 104. We further note from your disclosure on pages 25 and 26 that your arrangements contain multiple elements which can include software and services. In this respect, your disclosure indicates you sell both system software as well as add-on, or optional, software technology products. Please clarify all the elements that are included in your multiple element arrangements and the accounting literature you apply to each element. In addition, tell us how you evaluated paragraph 2 of SOP 97-2 to determine whether SOP 97-2 should be applied to your sales arrangements that contain software. If you conclude that these arrangements are not within the scope of SOP 97-2, provide your analysis of footnote 2 of SOP 97-2 to demonstrate that software is incidental to the products or services as a whole.

53.   If you conclude that your sales arrangements that contain software are within the scope of SOP 97-2, please address the following:

   ▪ For software arrangements that contain a hardware element, tell us your consideration of EITF Issue No. 03-5 to determine whether software is essential to the functionality of the hardware and hence, in the scope of SOP 97-2.

   ▪ Tell us whether you have established vendor-specific objective evidence ("VSOE") of fair value to allocate value to the elements in the arrangement pursuant to paragraph 10 of SOP 97-2. If you have not established VSOE of fair value for one or more elements, tell us your consideration of paragraph 12 of SOP 97-2 as amended by SOP 98-9.

54.   Your disclosure states, in part, that revenue is recognized when the fee is fixed and determinable and collection of the related receivable is probable. Tell us how you evaluated paragraphs 26 through 30 of SOP 97-2 when determining your fees are fixed and determinable and collection is probable. Please note, you are required evaluate this guidance even if you conclude your arrangements are not in the scope of SOP 97-2; we refer you to footnotes 5 and 6 of SAB Topic 13.

55.   Revise to disclose your revenue recognition policy for each service that you offer. In addition, revise to disclose how each unit of accounting in your multiple element arrangements are determined and valued. We refer you to the disclosure requirements of SAB Topic 13.B.

56.   We note from your disclosure on page 40 and other places in your filing that you purchase the Vascular Recognition Scanner from Techsphere Co. Ltd. It appears that you present revenue generated from sales of the Vascular Recognition Scanner product on a gross basis on your consolidated statement of operations. If this correct, please provide your analysis of the indicators set forth in EITF 99-19 to support your gross presentation.

3. Acquisitions and Reorganizations, page -14-

57.   We note your disclosures regarding the purchase of the net assets of American Biometrics and Security Inc. in April 2005. Clarify how you evaluated EITF 98-3 to determine whether you acquired a business or productive assets; we refer you to paragraph 9 of SFAS 141 (including footnote 4). Please provide your full analysis of EITF 98-3 which supports your conclusion.

58.   If you conclude your acquisition of the net assets of American Biometrics and Security Inc. is the acquisition of a business, please explain how your method of allocating the cost of this acquisition to assets acquired and liabilities assumed complies with paragraphs 35 through 39 of SFAS 141. Specifically address the following in your response:

- Your disclosure indicates that you acquired assets and assumed liabilities; however your purchase price allocation does not identify liabilities. Please explain how your accounting complies with paragraph 37.g through k of SFAS 141.

- Describe in further detail the deposit acquired and how its value was determined.

- We note your disclosure that intangible assets of $87,600 include the value associated with an exclusive distribution agreement. Tell us whether the entire amount applies to the exclusive distribution agreement. If not, revise to disclose each intangible asset recorded. In addition, describe for us, in reasonable detail, the process used to identify and value intangible assets to be acquired in connection with this acquisition. Explain how that process complies with the guidance of SFAS 141, paragraphs 37.e, 39 and A14 through A28.

- Explain how you concluded that a five year life for the exclusive distribution agreement intangible asset is appropriate. Clarify whether the exclusive distribution agreement referenced here is the TechSphere agreement described in footnote 4 which expires December 31, 2008.

59.   Revise to disclose the primary reasons for the acquisition and the period for which the results of operations of the acquired entity are included in the income statement of the combined entity. We refer you to paragraph 51(b) and (c) of SFAS 141.

60.   Revise to disclose your pro forma results of operations as though the acquisition had been completed at the beginning of the period. We refer you to paragraphs 54 and 55 of SFAS 141.

61.   Tell us how you considered Item 310(c) and (d) of Regulation S-B in determining whether separate audited financial statements for American Biometrics and Security Inc., as well as pro forma financial information are required to be filed in your registration statement. Provide the computations that support your conclusion.

62.   Your disclosure on page 24 indicates that the Company purchased the operating assets and assumed some liabilities of eRoom System Services in September 2005. Tell us how you accounted for the acquisition including the consideration given by the Company. Also, explain why the acquisition is not addressed in the notes to the financial statements. Revise your footnote disclosure as necessary.

4. Deposit, page -16-

63.   We note that your deposit relates to a distribution agreement with Techsphere Co., Ltd. ending December 31, 2008; however, you classify the entire deposit as a current asset. Please explain why a portion of this asset is not classified as non-current in your consolidated balance sheets. In addition, clarify whether the entire deposit balance recorded on your consolidated balance sheets as of December 31, 2005 and June 30, 2006 relates to the total deposit amounts paid or only the portion paid for which you have met the quota requirements and is refundable. If

it relates to the total amount paid, clarify how you determined the deposit is recoverable.

8. Long-term debt, page -17-

64.   We note your statement that certain notes payable bear no interest and have no specified terms for repayment and have the following comments:

- Tell us the amount of such notes payable.

- Clarify whether the note holders are related parties as defined by SFAS 57. If so, the notes payable should be specifically identified as such on your consolidated balance sheets. In addition, your footnotes should provide the disclosure required by paragraph 2 of SFAS 57. Revise as appropriate. If the note holders are not related parties, explain why the note holders were willing to lend the Company money without interest and with no stated maturity date.

- Tell us how you are accounting for interest expense on these notes.

9. Convertible Debt, page -18-

65.   We note your convertible debt disclosure here, on page 20 and on page 10 of the notes to your June 30, 2006 interim financial statements. Explain to us, in reasonable detail, how your accounting for each issuance of convertible debt complies with EITF 98-5 and EITF 00-27. As part of your response, tell us how you considered EITF 98-5 and EITF 00-27 to determine whether this convertible debt contains beneficial conversion features. Clarify the commitment date of each agreement, conversion price stated in each agreement and fair value of common stock at each commitment date. We refer you to paragraph 5 of EITF 98-5.

66.   Please tell us how you have applied the guidance in SFAS 133 and EITF 00-19 in evaluating whether the warrants issued in connection with the convertible debt should be separated from the debt host and accounted for at fair value under SFAS 133. If you determine that the warrants are not in the scope of SFAS 133, tell us how you considered Issue 1 of EITF 00-27 to account for the warrants. We refer you to Section II.B.1 of the December 1, 2005 *Current Accounting and Disclosure Issues in the Division of Corporation Finance*.

10. Capital Stock, page -18-

67.   We note your disclosure that you have outstanding warrants of 1,571,430 as of
        December 31, 2005. We further note disclosure on pages 44 and 45 indicating the
        following issuances of warrants:

Date Expires	Warrants	Price	Recipient
11/18/05 05/20/2010	1,000,000	$0.15	eRoomSystem Technologies, Inc.
11/18/05 12/31/2010	1,000,000	$0.35	Faward Consulting Corp.
11/18/05 12/3120/10	1,000,000	$0.35	Ontario Inc.

        Please address the following comments:

        ▪   Reconcile the 3,000,000 warrants issued on November 18, 2005 to the amount
            outstanding as of December 31, 2005. Revise to provide the disclosures
            required under paragraph 5 of SFAS 129.

        ▪   Explain how you determined the exercise prices of the warrants and why
            1,000,000 were issued with a $0.15 exercise price while the other 2,000,000
            were issued with a $0.35 exercise price.

        ▪   For any warrants exercised during 2005, tell us the amount of proceeds
            received by the Company if any.

Consolidated Financial Statements as of and for the six months ended June 30, 2006 and
2005

Interim Consolidated Balance Sheet, page 2

68.   Clarify how you have determined that inventory is valued at the lower of cost or
        market as your inventory balance as of June 30, 2006 is significantly higher than
        your sales for the six months ended June 30, 2006. In this respect, clarify how
        you determined that the amount of inventory recorded at June 30, 2006 is
        realizable. We refer you to ARB 43, Chapter 4, paragraph 9.

Edward A. Foster
Identica Holdings Corporation
October 26, 2006
Page 18

Part II

Exhibits

69.   We note that you have filed Exhibits 3.1, 4.1, 4.2, 4.3, 4.5, 4.6-4.10, 10.10 and 10.11 in PDF format. Please be advised that PDF documents are unofficial and are not considered filed for purposes of Section 18 of the Exchange Act. See Item 104 of Regulation S-T. Please refile these agreements in the proper format with your next amendment.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Edgar at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (516) 887-8250
        David Lubin, Esq.
        David Lubin & Associates, PLLC
        Telephone: (516) 887-8200